May 22, 2025

Richard Paolone
Interim Chief Executive Officer
Entero Therapeutics, Inc.
777 Yamato Road, Suite 502
Boca Raton, FL 33431

       Re: Entero Therapeutics, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed May 16, 2025
           File No. 001-37853
Dear Richard Paolone:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A
Proposal No. 1: Election of Directors, page 13

1. We note the disclosure on page 4 of your registration statement on Form S-1 filed
       May 12, 2025, that "Richard Paolone, Eric Corbett, and Mike Uppal, all appointees of
       Corbo Capital, had joined the Company   s Board of Directors" and your
disclosure on
       page 14 that your "entry into a revolving loan agreement with 1396974 BC Ltd.
       grant[ed] them the right to replace three board members." Please revise your disclosure here to:
           Identify the board nominees that were appointed or nominated by Corbo Capital or 1396974 BC Ltd.;
           Disclose the events leading up to their appointment and how they were selected to serve on the company's board of directors; and Clarify each board nominee's relationship or affiliation with Corbo
Capital
           and/or 1396974 BC Ltd. or otherwise advise.
 May 22, 2025
Page 2
Proposal No. 2: Reverse Split Proposal, page 32

2. Please revise your preliminary proxy statement both here and throughout to disclose the range of the proposed reverse stock split.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jason Drory at 202-551-8342 or Laura Crotty at 202-551-7614 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:   Ross Carmel, Esq.